Cogent Communications Group, Inc.

Robert N. Beury Jr.

Chief Legal Officer

Cogent Communications, Inc.

1015 31st Street, NW

Washington, DC 20007

Telephone +1-202-295-4254

Fax +1-703-997-8709

email: rbeury@cogentco.com

January 27, 2009

Re:	SEC comment letter dated January 12, 2009 regarding:
Cogent Communications Group, Inc.
Definitive Proxy Statement on Schedule 14A
Filed on March 10, 2008
File No. 001-31227

Dear Mr. Krikorian:

This letter responds to the comments received in your letter of January 12, 2009.  The responses are keyed to your comments.

Definitive Proxy Statement

Compensation Discussion and Analysis, page 9

General

1.                                      In your next response, describe the material features of the commission plan for your vice president of sales.  Confirm that you will include similar disclosure in future filings.

Cogent’s vice president of sales, Jeff Karnes, is paid commissions once a quarter, based on the achievement of the entire sales organization (North America and Europe) against a revenue quota for that quarter. The revenue quota for the entire sales organization is the sum of quotas assigned to each sales office.  Within each sales office each sales person has a revenue quota assigned to him or her.  The quota is an amount of revenue from new customers that the sales person is supposed to deliver.  Salespersons are paid a commission based on the percentage of quota each achieves.  Revenue, for the purpose of the quota and commission calculation, is the expected revenue from customers that have had Cogent’s service (Internet access and related services) installed during the relevant period.  Revenue includes monthly recurring revenue and a portion of non-recurring revenue, such as installation charges.  Mr. Karnes revenue quota is based on the sum of the quotas for all sales offices.  In 2008 his average revenue quota was approximately $2.3 million per quarter of new, incremental revenue from installed services.  If the revenue generated by the entire sales organization for the quarter is 100% of Mr. Karnes revenue quota, he will receive 100% of $15,000. If the percentage is more or less he receives a proportionally lesser or greater amount.  For example if revenue were at 50% of his quota for the quarter, then he would be paid 50% of $15,000, or $7,500.  If revenue were 200% of his quota he would receive $30,000.

We will include similar disclosure in future filings.

Options and Restricted Stock, page 10

2.                                      We note your response to prior comment No. 5 as it relates to the payment of stock awards.  In your next response, describe the experience of each member of your compensation committee with awards to CEOs that are the founder of the company and to other executives hired to build a start-up company. Then, describe in material detail how that experience led the compensation committee to determine the specific awards granted to your named executive officers.  Finally, describe how the compensation committee determined that the awards granted are sufficient to retain the named executive officers and are comparable to compensation received by management in other, similar companies. Confirm that you will include disclosure of this type in future filings.

Blake Bath, the chairman of the committee, was an equity research analyst for 14 years and was involved with dozens of early stage telecommunication and internet companies that subsequently became public companies.  As such, he reviewed the compensation of numerous senior executives, including the compensation of the founding CEOs of these companies.  Erel Margalit is the founder of one of the venture capital funds that provided Cogent with its initial investment and has managed venture capital funds for 15 years.  During this time period, he has helped foster the growth of over more than 60 companies in the US, Israel and Europe and has participated in the determination of CEO and executive compensation in dozens of cases.  He was involved in the initial funding of Cogent when the CEO’s compensation was initially determined.  As an investor risking the money entrusted to him through his venture capital funds he has had the incentive and profit motive to effectively manage CEO compensation.  Timothy Weingarten has been a venture capitalist for 8 years.  The funds with which he is affiliated were some of the initial investors in Cogent when Cogent was founded. He has served on the board of seven companies in which the funds with which he is affiliated has invested where he has been a participant in setting compensation for CEOs and other executives.  The two funds with which he is affiliated have invested in close to 45 companies. The fund managers have regularly discussed and debated executive compensation in the context of the decision of the funds to invest in these companies.

With their combined experience as a starting point, the members of the compensation committee examined the proposed compensation of the named executive officers.  They shared their views, based on their experience, with one another and came to a consensus decision on the proper level of compensation.  The ultimate decision was a synthesis of each member’s experience and views on proper compensation levels.

The combined experience of the members of the committee, having seen hundreds of executives in start-up and other companies has given them a sense of the compensation that executives at various levels expect and the amount that must be paid to maintain a motivated executive who will not seek other employment.  The compensation committee was confident in relying on this experience in determining that the awards granted to management are sufficient to retain the named executive officers and are comparable to compensation received by management at similar companies.

We will include this disclosure in future filings.

Employment Agreements and Other Potential Post-Employment Payments, page 14

3.                                      We refer you to prior comment No. 11 and reissue that comment Describe and explain in your next response how the appropriate payment levels are determined under the various circumstances that trigger payments under the employment agreements. See paragraphs (b)(l)(v) and (j)(3) of Item 402 of Regulation S-K. Also, discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

The levels and triggers are set based on the experience of the CEO, the board, and the compensation committee.  Those individuals believe that the levels of severance payments, 6-12 months of salary, are less than typically made available to executives.  Lower amounts would in their opinion and experience be well outside the norm for executives leading to strains within the executive leadership of the company.  The triggers for accelerated vesting are similarly viewed.  The board is conscious of the potential for accelerated vesting to distort decision making but it is also conscious of the intense feeling by executives that stock and options, which represent a very significant part of the compensation of an executive, should not be taken away because the executive is discharged without cause or becomes, in a change of control, subject to new ownership and management that may not be at all what the executive wanted, even though it may benefit the stockholders.  Over the years executives have succeeded in obtaining the benefit of accelerated vesting is such situations and the board considers it a reasonable component of compensation that, if absent, would hinder recruitment and retention.

We had interpreted your first comment as expressing a desire for greater detail in the exact triggers and components of the benefits received by executives in the event of termination, change of control, etc.  We had planned to address the concern with a more detailed explanation of each component and its triggers.  We are not able to provide a more detailed analytical framework for these triggers and components because, as described above, and in our first response they have been set based on the experience of the directors and the CEO.

Certain Relationships and Related Transactions, page 21

4.                                      We refer to prior comment No. 12. Confirm that future filings will describe your policies and procedures for the review, approval, or ratification of any transaction required to be reported under paragraph (a) of Item 404 of Regulation S-K.

We so confirm.

5.                                      We refer to prior comment No. 13 and reissue that comment. We note that your response to this comment states that your Form 10-Q for the quarter ended September 30, 2008 discloses the approximate dollar value of the amount of Mr. Schaeffer’s interest in your headquarters lease. We disagree with your conclusion. Based on the information provided in your Form 10-Q for the quarter ended September 30, 2008, the approximate dollar value of the amount of Mr.  Schaeffer’s interest in your headquarters lease cannot be determined because you do not disclose his ownership interest in the family partnership. Confirm that your next filing will disclose the approximate dollar value of Mr. Schaeffer’s interest in your headquarters lease.

Mr. Schaeffer owns 51% of the partnership; his wife owns 49%.  Consequently, the dollar value of Mr. Schaeffer’s direct interest in the headquarters’ lease was approximately $ 0.1 million for the three months ended September 30, 2008 and $ 0.3 million for the nine months ended September 30, 2008.  Considering both his direct and indirect (through his wife) interests the total dollar value of his interest in the lease was $0.2 million and $0.5 million in the three and nine months ended September 30, 2008.

We will disclose the approximate dollar value of Mr. Schaeffer’s interest in the headquarters lease in future filings.

Yours truly,

/Robert N. Beury Jr./